Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 26, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$600 million 0.950% Senior Notes Due June 29, 2015

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$600 million
Trade Date:	June 26, 2012
Settlement Date (T+3):	June 29, 2012
Maturity Date:	June 29, 2015
Benchmark Treasury:	0.375% due June 15, 2015
Benchmark Treasury Yield
and Price:	0.409%, 99-28 ¾
Spread to Treasury:	55 basis points
Reoffer Yield:	0.959%
Coupon:	0.950%
Coupon Payment Dates:	Semi-annually on June 29 and December 29, commencing on December 29, 2012 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.973%
Gross Spread:	0.150%
Net Proceeds (%):	99.823% plus accrued interest from June 29, 2012
Net Proceeds ($):	$598,938,000 plus accrued interest from June 29, 2012
CUSIP / ISIN:	24422ERS0 / US24422ERS09
Joint Bookrunners:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Co-Managers:	Barclays Capital Inc.
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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